EXHIBIT 99.1

For Immediate Release 22-24-TR	Date:	April 10, 2022

Teck Provides Steelmaking Coal Sales and Pricing Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided unaudited first quarter 2022 steelmaking coal sales volumes and realized prices in light of the impacts of recent logistics disruptions in British Columbia, Canada.

The recent CP work stoppage interrupted rail service to our steelmaking coal operations in the Elk Valley in Southeastern British Columbia. As a result, our realized first quarter steelmaking coal sales were 6.0 million tonnes, slightly below the low end of our previously announced guidance of 6.1 – 6.5 million tonnes. Record steelmaking coal FOB prices resulted in an increase in our average realized steelmaking coal price in the first quarter to US$357 per tonne. The increase in steelmaking coal prices from the fourth quarter further resulted in positive pricing adjustments of approximately $88 million.

Our first quarter 2022 financial results are scheduled for release on April 27, 2022.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com